Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated March 10, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
AutoNation, Inc.
of
Up to 50,000,000 Shares of its Common Stock
At a Purchase Price of $23.00 Per Share
     AutoNation, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 50,000,000 shares of its common stock, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2006, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Company is inviting its stockholders to tender their Shares at a price of $23.00 per share, without interest, upon the terms and subject to the conditions of the Offer.
     The Offer is subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including that debt financing shall have been obtained prior to the expiration time in an amount that, with existing cash reserves, will be sufficient to purchase the shares tendered in the Offer, purchase the notes tendered, and pay for consents delivered, in connection with the Company’s concurrent cash tender offer and consent solicitation for the Company’s 9% senior notes due 2008 and to pay related fees and expenses. The Offer is also contingent upon a minimum 50,000,000 shares being validly tendered and not validly withdrawn in the Offer, as well as certain other conditions.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 12, 2006, UNLESS THE OFFER IS EXTENDED.
     The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Managers, the Depositary or the Information Agent for the Offer is making any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In so doing, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. ESL Investments, Inc., and certain affiliated entities (“ESL”), which own 77,061,800 shares, or 29% of the Company’s common stock, have agreed to tender all of their shares in the Offer, subject to certain conditions discussed in the Offer to Purchase. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. Assuming that most other stockholders participate in the Offer, ESL’s percentage ownership interest in the Company would remain substantially unchanged. All of the Company’s other directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer, except for Michael E. Maroone, one of the Company’s directors and the Company’s President and Chief Operating Officer, who has advised the Company that he intends to tender approximately three million shares of common stock that he owns in the Offer. Mr. Maroone beneficially owns 6,090,135 shares, including 3,034,058 vested stock options.
     The Company will purchase at $23.00 per share all Shares validly tendered, and not validly withdrawn, prior to the “Expiration Time” (as defined below), upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions. Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making payment. The Company reserves the right, in its sole discretion, to purchase more than 50,000,000 Shares under the Offer, subject to applicable law.
     The term “Expiration Time” means 10:00 A.M., New York City time, on Wednesday, April 12, 2006, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.
     For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares validly tendered (and not validly withdrawn), subject to the odd lot, proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Computershare Trust Company of New York, the Depositary for the Offer, of its acceptance for payment of Shares under the Offer. The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
     Upon the terms and subject to the conditions of the Offer, if more than 50,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) have been validly tendered and not validly withdrawn prior to the Expiration Time, the Company will purchase validly tendered Shares on the following basis:

•	first, from all holders of “odd lots” (holders of less than 100 Shares) who validly tender all their Shares and do not validly withdraw them before the Expiration Time (partial tenders will not qualify for this preference);

•	second, on a pro rata basis from all other stockholders who validly tender Shares and do not validly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit the Company to purchase 50,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law), from holders who have tendered Shares subject to the condition that the Company purchase a specified minimum number of the holder’s Shares if the Company purchases any of the holder’s Shares in the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders that conditionally tender their Shares must have tendered all of their Shares.
     The Company will return all tendered Shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the Expiration Time. ESL, our largest stockholder, has agreed to tender all of its shares in the Offer, subject to certain conditions, and, accordingly, we currently expect that tendered shares will be purchased on a pro rata basis if the conditions to the Offer are satisfied or waived.
     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company will announce any amendment to the Offer by making a public announcement of the amendment.
     The Board of Directors of the Company believes that the Offer presents an appropriate balance between the needs of the Company’s business and delivering value to the Company’s stockholders. The Board of Directors also believes that the purchase of the Shares pursuant to the Offer represents an attractive investment for the Company. The Offer represents an opportunity for the Company to return capital to stockholders who elect to tender their Shares, while at the same time increasing non-tendering stockholders’ proportionate interest in the Company.
     The receipt of cash from the Company in exchange for Shares tendered in the Offer will be a taxable event for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). Stockholders are strongly urged to read the Offer to Purchase for additional information regarding the U. S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

     Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 40 business days after the commencement of the Offer unless previously accepted for payment pursuant to the Offer. For such withdrawal to be effective, Computershare Trust Company of New York must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.
     The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Computershare Trust Company of New York, as the Depositary, Innisfree M&A Incorporated, as the Information Agent, J.P. Morgan Securities Inc. or Banc of America Securities LLC, as the Dealer Managers, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. This filing will contain additional information regarding the Offer.
     The Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision with respect to the Offer. We are mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies (including the trustee of the Company’s 401(k) plan) and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Persons who hold vested rights to purchase or otherwise acquire Shares, including persons who hold vested stock options, will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information

Agent at the number set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.
     Please direct any questions or requests for assistance to the Information Agent at the telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase or the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, please contact the Depositary.
The Information Agent for the Offer is:
Innisfree [LOGO]
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders call toll-free: 1-877-825-8631
Banks and Brokers call collect: 1-212-750-5833
The Dealer Managers for the Offer are:

JPMorgan [LOGO]	Banc of America Securities [LOGO]
J.P. Morgan Securities Inc.	Banc of America Securities LLC
277 Park Avenue, 9th Floor	9 West 57th Street
New York, New York 10172	New York, New York 10019
Toll-free: 1-877-371-5947	Toll-free: 1-888-583-8900 ext. 8537
Call Collect: 1-212-622-2922	Call Collect: 1-212-583-8537
March 10, 2006